Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

October 25, 2021
VIA EDGAR

Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	PFM Multi-Manager Series Trust (the “Trust”) Preliminary Proxy Statement File Nos. 333-220096, 811-23282

Dear Ms. Lithotomos:
On behalf of the Trust, below is its response to the supplemental comment you provided us on October 25, 2021 with regard to the Trust’s preliminary proxy statement (the “Proxy Statement”) relating to the proposal to approve a new advisory agreement between the Trust, on behalf of each of its series, and PFM Asset Management, LLC (“PFMAM”).
The Proxy Statement was filed with the U.S. Securities and Exchange Commission (“Commission”) on October 6, 2021 and the original comment-response letter was filed on October 22, 2021.
Below we have provided your supplemental comment and the Trust’s response to it.  All capitalized terms not otherwise defined herein have the meaning given to them in the Proxy Statement.
1.	Comment: Broker non-votes for a non-routine matter may not be counted for purposes of determining quorum. Revise the Proxy Statement accordingly.

Response. The Trust will remove the references to broker non-votes and their effect in the Proxy Statement because, among other things, the Trust is not aware that any Fund shares are held through broker-dealers.
* * *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Leo Karwejna PFM Asset Management LLP

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